U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                         COMMUNITY HEALTH SYSTEMS INC.
______________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
______________________________________________________________________________
___

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON,DC 20036
______________________________________________________________________________
___

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):


                             CTW INVESTMENT GROUP

May 3, 2011



Dear Community Health Systems Shareholders:

As you may be aware, Community Health Systems (CHS) filed a document Friday with the SEC that purports to address concerns raised by the CtW Investment Group regarding questionable Medicare billing practices - now the subject of private litigation and investigations by the Texas Attorney General, the Department of Health and Human Services Office of Inspector General, and the Department of Justice - that could have disastrous consequences for long-term shareholder value. Unfortunately, at no point in the course of CHS's filing did management directly engage any of the substantive points raised in our analysis, which was sent to the board in a September 28th, 2010 letter, nor did they directly challenge our interpretation of Medicare data. Instead, CHS simply repeats a number of assertions from its April 28th presentation, the irrelevance and unreliability of which we noted in our April 29th response as have other observers such as industry analyst, Sheryl Skolnick of CRT Capital Group, in her April 29th note on Tenet Healthcare.

Rather than straightforwardly address the concerns CtW and others have raised, CHS management's response appears to be focused on attacking the messenger, since they apparently do not have a compelling response to the message itself. In addition to calling CtW's analysis "meritless and self-serving," CHS made a series of assertions that are inaccurate and misleading. We urge you, as a CHS shareholder, to review the following facts - all of which are substantiated in documents available on our website - and reach your own conclusion as to who is making "meritless and self-serving allegations."

CHS'S ANALYSIS IGNORES CONTEXT AND TAKES WRONG UNIT OF ANALYSIS

In its April 29th filing, CHS repeats several assertions from its presentation the day before, including:

     * CHS DOES NOT HAVE AN EXCESSIVE RATE OF EMERGENCY DEPARTMENT ADMISSIONS . . . CHS'S 2009 EMERGENCY ROOM ADMISSION RATE OF 26.8% IS BELOW THE PEER GROUP AVERAGE OF 28.5%. As we have already noted, the more appropriate unit of analysis for billing practices is the individual hospital, and over half of CHS hospitals are at the 80th percentile nationally (the "red flag" level identified by the U.S. Department of Health and Human Services Office of Inspector General) for emergency department one-day-stays. Additionally, the data CHS reports have not been adjusted for acuity or geography, making accurate comparisons between health systems impossible.
     * CHS'S ONE-DAY STAYS ARE NOT OUT OF THE ORDINARY. OUR 2009 MEDICARE ONE-DAY STAY RATE OF 14.7% IS NOT OUT OF LINE WITH THE NATIONAL AVERAGE OF 12.4% AND IS WITHIN ONE STANDARD DEVIATION FROM THE AVERAGE. Again, the refusal to consider either the individual hospital level or to adjust data for acuity and geography renders this comparison meaningless. As we showed in our September 28th letter, in FFY 2008
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Community Health Systems Shareholders
May 3, 2011
Page 2 of 4

       the vast majority of CHS hospitals were above the expected level of emergency admissions, taking acuity and geography into account.
     * CHS'S AVERAGE MEDICARE INPATIENT LENGTH OF STAY IN 2009 WAS IN LINE WITH THE PEER GROUP, DEMONSTRATING THAT CHS DOES NOT HAVE AN INORDINATE NUMBER OF ONE-DAY STAYS. IN ADDITION, THE RATIO OF MEDICARE ONE-DAY STAYS TO TOTAL MEDICARE ER VISITS FOR CHS WAS 8.2%, WHICH IS ALSO IN LINE WITH THE PEER GROUP AVERAGE OF 7.6%. In terms of inpatient length of stay, CHS fails to disentangle emergency department admissions from other in-patient admissions. Our analysis, as set forth in our September 28th letter specifically focused on one-day-stays following admission from the emergency department, and we estimate that such excess admissions inflated FFY 2008 net income by 30%. Moreover, in its reference to the ratio of Medicare one-day stays to total Medicare ER visits, CHS is again to failing to adjust for acuity and geography, and to consider the more appropriate unit of analysis (the individual hospital).
     * CHS DOES NOT MAKE ACQUISITIONS MORE PROFITABLE BY INFLATING ADMISSIONS BUT INSTEAD MAKES OPERATIONAL IMPROVEMENTS INCLUDING A FOCUS ON CASE MANAGEMENT. FOR INSTANCE, THE 43 TRIAD HOSPITALS ACQUIRED IN 2007 SAW A DECREASE IN OVERLY LONG OBSERVATION STAYS AND MORE INPATIENT STAYS. CHS's rather empty assertion does not engage our finding that hospitals the company acquires go from being roughly 10% BELOW the national average for emergency department one-day-stay admissions PRIOR to CHS acquisition to 30% ABOVE the national average three years after being purchased. Note that our analysis essentially compares each hospital to itself over a period of years and so is effectively adjusted for acuity and geography.
     * CHS's "case mix index" is higher for short-stay admissions as compared to the nationwide average, which is a different than expected result considering the allegation of lower acuity short stay admissions. Here, CHS has both shifted the goal posts - by including two-day stays along with the one-day stays we addressed - and engaged in obfuscation by failing to note that rural hospitals in general, and small rural hospitals in particular, have much higher acuity for short-stay admissions than the national average (see the bottom half of slide 43 from CHS's April 28th presentation). Since CHS owns quite a few hospitals in rural areas, the company's presentation should systematically take this fact into account in order to provide shareholders with an accurate view of its performance.

CHS SPENDS MORE TIME ATTACKING CTW THAN ENGAGING SUBSTANCE

In its April 29th SEC filing, Mr. Smith attacks the CtW Investment Group's analysis as "not based on valid stockholder concerns," making much of our affiliation with Change to Win including the Service Employees International Union (SEIU). Mr. Smith's letter is nothing more than a blatant and offensive attempt to deflect attention from the substantive issues to which management apparently cannot compellingly refute. That the board condoned such a letter says more about the board than the letter says about management's antagonistic approach to shareholders.
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Community Health System Shareholders
May 3, 2011
Page 3 of 4

As clearly stated in our prior communications with CHS shareholders and with the CHS board, the CtW Investment Group is a part of Change to Win, a federation of five unions representing over five million members. The Investment Group's mission is to protect and promote the long-term economic interests of retirement and benefit plans sponsored by CtW affiliates.
Pension and benefit funds sponsored by unions affiliated with Change to Win have more than $200 billion in assets and are substantial long-term CHS shareholders. These funds, both independently and in conjunction with the CtW Investment Group, have engaged hundreds of companies on governance matters and are responsible for many of the most significant developments in corporate best practice and regulatory reforms dealing with corporate governance over the past two decades.

CHS's effort to attack our analysis as "not based on valid stockholder concerns" is best seen for what it is - an effort to deflect criticism and obscure the facts. We encourage you to consider the following:

     * CHS states that "We responded to CtW's letter on October 12, 2010 and invited them to meet with senior executives of the Company." In fact, as you can see from the copy of CHS's response posted on our website, www.ctwinvestmentgroup.com, CHS actually stated that "WE ARE CONSTRAINED BY THE NATIONAL LABOR RELATIONS ACT IN FURTHERANCE OF YOUR CORRESPONDENCE OTHER THAN BY THIS REPLY." This statement is a rebuff, not an invitation.
     * The company's assertion that contact between SEIU staff and hospital employees would implicate the National Labor Relations Act (NLRA) is flatly inaccurate. Indeed, given that various SEIU local unions have collective bargaining agreements with numerous hospitals that are presumably "acquisition prospects," not to mention with CHS itself, it is hardly surprising that such contacts occurred. And such contacts are certainly no obstacle to the board's discussion with CtW Investment Group regarding shareholder concerns over CHS's billing practices, nor for that matter, with any CHS shareholder.
     * In that same response, CHS did allow that it would be willing to meet with officials representing pension funds we work with, but that any such meeting would be limited to "information [that] has been widely and publicly disseminated to all stockholders." In other words, since neither our analysis nor the consideration of that analysis by the Audit and Compliance committee - which was only disclosed last week - had been disclosed by the company, neither subject would be discussed in any such meeting. Understandably, we interpreted this statement as an additional rebuff to our efforts to protect long-term shareholder value.
     * Prior to recommending that shareholders vote against directors Cash, Ely, and Fry, we again wrote to CHS on April 18th and urged to board to meet with us to discuss our concerns. We have to date received no reply to this letter.

Finally, CHS asserts that it properly disclosed the subpoenas served upon it by the Texas Attorney General's office in November 15th, 2010 by including that disclosure in its "next quarterly filing": its February 25th, 2011 10K. However, Tenet Healthcare (with which CtW
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Community Health System Shareholders
May 3, 2011
Page 4 of 4

Investment Group has no relationship and has had no communication whatsoever) owns 10 hospitals in Texas (out of 49 total acute care facilities). Since transfers of hospital licenses in Texas (as in other states) requires state approval, the fact that the Texas AG had subpoenaed CHS would clearly have been of material interest to both CHS and Tenet shareholders in December, January, and February, during which time CHS made numerous filings pursuant to its effort to acquire Tenet. The notion that its failure to disclose this investigation until February 25th constitutes timely disclosure of material developments simply beggars belief.

We are disappointed that the board of directors has not insisted that the company present accurate and pertinent information to its shareholders, and that company spokespeople refrain from innuendo, ad hominem attacks, and outright misrepresentations. The continued refusal of CHS directors to address the specific points raised in our analysis only reinforces our view that in order to preserve value for the long term, shareholders must hold directors accountable for their failure to properly oversee risk management. We urge you to vote AGAINST James S. Ely III, John A. Fry and W. Larry Cash at the CHS annual meeting on May 17, 2011. For further information, including copies of all of our correspondence with CHS, please visit our website or contact Richard Clayton at (202) 255-6433.

Sincerely,


/s/ William Patterson
William Patterson
Executive Director